Exhibit 99.1

Home Inns Group Reports Third Quarter 2013 Financial Results

2,051 Hotels, 243,459 rooms in 278 Cities in China

Quarterly Operating Margin Increased 3.4 Percentage Points, the Third Consecutive Improvement

Net Income Increased 220% Year over Year to RMB 108 million

Shanghai, November 14, 2013 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

The Company acquired Motel 168 and has consolidated Motel 168’s operating and financial results since October 1, 2011. Consolidated group numbers are presented in this earnings release unless specifically noted. For the purpose of providing more context and comprehensive information to investors regarding Motel 168’s integration, the Company has separately presented operating metrics and key financial data for Motel 168 hotels through the end of 2012. The Company has substantially completed Motel 168’s integration as of the third quarter of 2013 and will cease to present separate operating metrics and revenues for Motel 168 hotels in future reporting periods.

Third Quarter 2013 Financial Highlights

•	Total revenues increased 8.8% to RMB 1.74 billion (US$284.2 million), which was within the guidance range.

•	Net income attributable to ordinary shareholders increased 220.4% year over year to RMB 108.0 million (US$17.6 million). Adjusted net income attributable to ordinary shareholders (non-GAAP) increased 33.2% year over year to RMB 180.9 million (US$29.6 million).

•	EBITDA (non-GAAP) increased 32.2% year over year to RMB 374.7 million (US$61.2 million). Adjusted EBITDA (non-GAAP) increased 19.2% to RMB 447.6 million (US$73.1 million) or 25.7% of total revenues compared to 23.5% in the third quarter of 2012.

Key Financial Results

(RMB in Millions except RMB per ADS)	3Q2013	3Q2012	V%
Total Revenues	1,739.2	1,598.4	8.8%
Income from Operations	226.9	154.0	47.3%
Adj. Income from Operations*	251.1	204.7	22.7%
Net Income	108.0	33.7	220.4%
Adj. Net Income*	180.9	135.8	33.2%
EBITDA*	374.7	283.5	32.2%
Adj. EBITDA*	447.6	375.5	19.2%
Diluted earnings per ADS	2.31	0.73	216.8%
Adj. Diluted Earnings per ADS*	3.70	2.93	26.4%

Note: Consolidation of Motel 168 financial results started on October 1, 2011

“V%” represents year-over-year change in percentage

*	Indicates a non-GAAP financial measure which excludes share-based compensation expenses, integration expenses, upfront fee amortization of term loans, gain or loss on change in fair value of convertible notes, gain on change in fair value of interest swap transaction and net foreign exchange gain (see commentary at the end of this earnings release for full details).

Third Quarter 2013 Operational Highlights

•	Home Inns Group opened 107 new hotels in the third quarter of 2013 and operated 2,051 hotels across 278 cities in China under its three brands as of September 30, 2013. There were a total of 186 hotels contracted or under construction, including 144 franchised-and-managed hotels. Franchised-and-managed hotels continue to represent the majority of the new hotel pipeline given strong interest and demand from existing and new potential franchisee partners.

	Hotels Count				Openings	Closures
	Group	Home Inn	Motel 168	Yitel	Group	Group
Total Number of Hotels	2,051	1,684	355	12	107	9
Leased-and-Operated	852	686	156	10	22	4
Franchised-and-Managed	1,199	998	199	2	85	5
Contracted/under Construction	186	148	30	8
Leased-and-Operated	42	27	11	4
Franchised-and-Managed	144	121	19	4

•	As of September 30, 2013, Home Inns Group had a total of 15.6 million unique active non-corporate members under its frequent guests programs.

Operating Metrics

	3Q2013	2Q2013	3Q2012
Occupancy Rate	89.4%	87.0%	90.3%
Average Daily Rate (ADR, RMB)	173	167	174
Revenue per Available Room (RevPAR, RMB)	154	145	157

•	Occupancy rate and ADR decreased by a 0.9 percentage point and a 0.6 percentage point year over year, respectively, given exposure to lower tier markets where economic conditions remained relatively soft. The resulting year-over-year decrease in RevPAR in the third quarter of 2013 was in-line with industry performance. The sequential improvement in RevPAR was better than peer performances.

•	For the third quarter of 2013, Motel 168 occupancy rate increased to 85.1% from 82.7% and ADR increased to RMB 163 from RMB 162 from the same period last year. RevPAR for Motel 168 improved 3.7% year over year to RMB 139 from RMB 134 as Motel 168 concluded its integration since acquisition in October 2011.

“We are pleased to report steady revenue growth and consistent margin expansion for the third quarter,” said Mr. David Sun, the Company’s chief executive officer. “Even though a market-wide recovery has yet to arrive, our core mature hotels maintained stable performance and Motel 168 generated further operating improvements as we completed all primary integration tasks. Meanwhile, strong development of franchised-and-managed hotels and effective cost control initiatives at the hotel operational level resulted in margin expansion for the third consecutive quarter.”

Mr. Sun continued, “We are optimistic about the stable and gradually-improving market conditions in 2014 and beyond. We believe in the long-term prospects of China’s travel and lodging industry and will maintain a suitable expansion pace furthering franchise-focused growth and multi-brand development in the next two to three years. The proven ability in navigating through a challenging environment and executing sound strategies are our core strength which will enable us to further our leadership scale in the industry and to deliver steady profitability enhancements and increasing cash generations for years to come.”

Detailed Financial Results for Third Quarter 2013

Total Revenues

(RMB/USD in Millions)	Third Quarter 2013
	RMB	USD	V%
Leased-and-Operated Hotels	1535.1	250.8	7.2%
Franchised-and-Managed Hotels	204.1	33.3	22.5%

Total Revenues	1739.2	284.2	8.8%
Less: Business Taxes	-106.2	-17.3	9.4%

Net Revenues	1,633.0	266.8	8.8%

Note: “V%” represents year-over-year change in percentage

•	The year-over-year increase in total revenues from both leased-and-operated and franchised-and-managed hotels in the third quarter of 2013 was mainly driven by an increase in the number of hotels in operation.

•	Revenues from Motel 168 included in total revenues were RMB 429.1 million (US$70.1 million) for the third quarter of 2013, in line with expectations.

Total Operating Costs and Expenses / Total Operating Income

(RMB/USD in Millions)	Third Quarter 2013
						Adjusted
	GAAP Results			Reconciliation		Non-GAAP Results
	RMB	USD	Vpts	RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	1,242.4	203.0	-4.5pts	4.7	0.8	1,237.7	202.2	-3.0pts
Franchised-and-Managed Hotel Personnel Costs	54.1	8.8	0.3pts	2.7	0.4	51.4	8.4	0.3pts
Sales and Marketing Expenses	24.2	4.0	0.3pts	0.3	0.1	23.9	3.9	0.3pts
General and Administrative Expenses	86.7	14.2	0.1pts	16.5	2.7	70.3	11.5	0.4pts

Total Operating Costs and Expenses	1,407.4	230.0	-3.9pts	24.2	4.0	1,383.2	226.0	-2.1pts
Total Operating Income	226.9	37.1	3.4pts	24.2	4.0	251.1	41.0	1.6pts

Note: “Vpts” represents year-over-year change in percentage points of total revenues

Total Operating Costs and Expenses were RMB 1.41 billion (US$230.0 million) for the third quarter of 2013, representing 80.9% of total revenues compared to RMB 1.36 billion or 84.8% of total revenues for the third quarter of 2012. Total operating costs and expenses excluding any share-based compensation expenses and integration costs (non-GAAP) for the third quarter of 2013 were 79.5% of total revenues, compared to 81.6% in the same period a year ago.

•	Total leased-and-operated hotel costs were RMB 1.24 billion (US$203.0 million), or 80.9% of leased-and-operated hotel revenues for the third quarter of 2013, compared to RMB 1.21 billion, or 84.8% of leased-and-operated hotel revenues for the third quarter of 2012. Total leased-and-operated hotel costs excluding any share-based compensation expenses and integration costs (non-GAAP) were 80.6% of leased-and-operated hotel revenues in the third quarter of 2013, compared to 82.9% in the same period a year ago. The year-over-year decrease in this expense ratio was mainly due to continued benefit from cost control initiatives and productivity enhancements at the hotel operational level. Pre-opening cost was RMB 18.1 million (US$3.0 million) for the third quarter of 2013 compared to RMB 28.8 million in the third quarter of 2012.

•	Personnel costs of franchised-and-managed hotels were RMB 54.1 million (US$8.8 million) for the third quarter of 2013. Personnel costs of franchised-and-managed hotels excluding share-based compensation expenses (non-GAAP) were 25.2% of franchised-and-managed hotel revenues in the third quarter of 2013, compared to 25.6% in the same period of 2012.

•	Sales and marketing expenses were RMB 24.2 million (US$4.0 million) for the third quarter of 2013 compared to RMB 18.4 million for the same period 2012. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 1.4% of total revenues for the third quarter of 2013, compared to 1.1% in the same period of 2012. The year-over-year increase in this expense ratio was mainly due to special project cost on corporate branding study and sponsorship for natural disaster recovery projects in China. On-going sales and marketing spending remained low as a percentage of the total revenue and effective to support stable revenue growth.

•	General and administrative expenses were RMB 86.7 million (US$14.2 million) for the third quarter of 2013 compared to RMB 77.9 million for the third quarter of 2012. General and administrative expenses excluding any share-based compensation expenses and integration costs (non-GAAP) were 4.0% of total revenues in the third quarter of 2013, compared to 3.6% from the same period of 2012. Excluding catch-up bonus accruals during the third quarter of 2013, the year-over-year increase in general and administrative expenses was in-line with total revenue growth, demonstrating headquarter operation efficiency and leverage.

Income from Operations was RMB 226.9 million (US$37.1 million) for the third quarter of 2013 compared to RMB 154.0 million for the third quarter of 2012. Income from operations excluding any share-based compensation expenses and integration costs (non-GAAP) for the third quarter of 2013 was RMB 251.1 million (US$41.0 million), or 14.4% of total revenues, compared to RMB 204.7 million, or 12.8% of total revenues, in the same period of 2012. This year-over-year increase in the income from operations margin rate mainly resulted from increasing revenue from high-margin franchise-and-managed operations, meaningful improvements in Motel 168 performance and continued benefits from effective cost control and productivity enhancements at the hotel operational level.

EBITDA (non-GAAP)

(RMB/USD in Millions)	Third Quarter 2013			Third Quarter 2012
	RMB	USD	%Rev	RMB	USD	%Rev

EBITDA (Non-GAAP)	374.7	61.2	21.5%	283.5	46.3	17.7%
Net Foreign Exchange (Gain) / Loss	-8.6	-1.4	-0.5%	6.7	1.1	0.4%
Share-Based Compensation Expenses	21.1	3.4	1.2%	24.0	3.9	1.5%
Integration Costs	3.2	0.5	0.2%	26.6	4.4	1.7%
Non-Operating Expenses – Loss on Change in Fair Value of Interest Swap Transaction	—	—	—	7.8	1.3	0.5%
Loss on Fair Value Change in Convertible Notes	57.3	9.4	3.3%	26.8	4.4	1.7%

Adjusted EBITDA (Non-GAAP)	447.6	73.1	25.7%	375.5	61.4	23.5%

Note: “%Rev” represents amount as a percentage of total revenues

Consolidated Net Income Attributable to Home Inns Group’s Shareholders

(RMB/USD in Millions)	Third Quarter 2013			Third Quarter 2012
	RMB	USD	%Rev	RMB	USD	%Rev

Net Income (GAAP)	108.0	17.6	6.2%	33.7	5.5	2.1%
Net Foreign Exchange (Gain) / Loss	-8.6	-1.4	-0.5%	6.7	1.1	0.4%
Share-Based Compensation Expenses	21.1	3.4	1.2%	24.0	3.9	1.5%
Integration Cost	3.2	0.5	0.2%	26.6	4.4	1.7%
Amortization of Upfront Fees on Term Loan	—	—	—	10.1	1.7	0.6%
Non-Operating Expenses	—	—	—	7.8	1.3	0.5%
Loss on Fair Value Change in Convertible Notes	57.3	9.4	3.3%	26.8	4.4	1.7%

Adjusted Net Income (Non-GAAP)	180.9	29.6	10.4%	135.8	22.2	8.5%

Note: “%Rev” represents amount as a percentage of total revenues

Basic and Diluted Earnings Per Ordinary Share and Per ADS

	Third Quarter 2013
	Ordinary Share		ADS Share
	RMB	USD	RMB	USD
Basic	1.16	0.19	2.33	0.38
Diluted	1.16	0.19	2.31	0.38

Adjusted Basic (Non-GAAP)	1.95	0.32	3.90	0.64
Adjusted Diluted (Non-GAAP)	1.85	0.30	3.70	0.61

Cash Flow

Net operating cash flow for the third quarter of 2013 increased 90.4% year over year to RMB 456.9 million (US$74.7 million) from RMB 239.9 million. Cash paid for capital expenditures during the quarter was RMB 198.3 million (US$32.4 million).

Capitalized expenditures for the third quarter of 2013 were RMB 214.2 million (US$35.0 million).

Free cash flow for the third quarter of 2013 was RMB 242.7 million (US$39.7 million).

Balance Sheet

As of September 30, 2013, Home Inns Group had cash and cash equivalents of RMB 1.04 billion (US$169.7 million). The outstanding balance of convertible notes issued in December 2010 (measured at fair value) was RMB 1.10 billion (US$179.0 million). The outstanding balance of the U.S. dollar-denominated three-year term loan was RMB 719.3 million (US$117.5 million).

Outlook for Full Year 2013

The Company continues to expect to open no less than 400 new hotels in 2013, including 65 to 70 leased-and-operated hotels.

The Company is also reiterating its expected revenue for the full year 2013. Total revenues for Home Inns Group are expected to be in the range of RMB 6,350 million to RMB 6,500 million, representing a growth of 10.1% to 12.7% over 2012. Total revenues expected for the full year of 2013 includes RMB 1,550 million to RMB 1,600 million from the Motel 168 brand.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.1200 to US$1.00, the noon buying rate for September 30, 2013 set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold an earnings conference call at 8 PM U.S. Eastern Standard Time on Thursday, November 14, 2013 (9 AM Beijing/Hong Kong Time on Friday, November 15, 2013).

Dial-in details for the earnings conference call are as follows:

U.S. (toll free):	1.866.519.4004
U.S.:	1.845.675.0437
China Mainland:	800.819.0121 or 400.620.8038
Hong Kong (toll free):	800.930.346
Hong Kong:	852.2475.0994
U.K. (toll free):	080.8234.6646
U.K.:	44.2030.598.139
Australia (toll free):	1.800.457.076
Taiwan (toll free):	008.0112.6920

International:	65.6723.9381

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following numbers until the end of Friday, November 22, 2013 U.S. Eastern Standard Time.

U.S. toll free:	1.855.452.5696
China toll free:	400.120.0932 or 800.870.0205
Hong Kong toll free:	800.963.117

International:	61.2.8199.0299

Conference ID number:	87166276

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Home Inns as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. The Company’s ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; our expected successful consolidation and integration of Motel 168 with our existing operations; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Home Inns Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and integration costs

(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs

(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses

(d)	sales and marketing expenses excluding share-based compensation expenses

(e)	general and administrative expenses excluding share-based compensation expenses and integration costs

(f)	income from operations excluding share-based compensation expenses and integration costs

(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, integration cost, upfront fee amortization of term loan, and gain or loss from fair value change of convertible notes and interest swap derivatives

(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain or loss from fair value change of convertible notes, integration cost, gain or loss on change in fair value of interest swap transaction, and upfront fee amortization of term loan, and

(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain or loss from fair value change of convertible notes, integration costs, and non-operating expenses – gain or loss on change in fair value of interest swap transaction.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Group’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Group’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Home Inns Group’s business. In addition, Home Inns Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns Group’s future results will be unaffected by other charges and gains Home Inns Group considers to be outside the ordinary course of its business.

Home Inns Group completed its acquisition of 100% equity interest in Motel 168, and took control of Motel 168 effective on October 1, 2011. Home Inns Group has consolidated Motel 168’s operating and financial results since October 1, 2011. Home Inns Group has presented certain separate operating metrics and revenue data of Motel 168 in this earning release for the purpose of providing more information to investors. The Company has substantially completed the integration of Motel 168’s by the end of the third quarter of 2013 and will cease to present such separate information in future reporting periods.

For investor and media inquiries, please contact:

Johnny Wang

Home Inns & Hotels Management Inc.

Tel: +86-21-3337-3333*3870

Email: johnnywang@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Appendix 1:

Motel 168 operations have been integrated into the Group for management and measurement purposes since its acquisition on October 1, 2011. For the purpose of providing more context and comprehensive information to investors regarding Motel 168’s integration, Home Inns Group has separately presented operating metrics and key financial data for Motel 168 hotels through the end of 2012. The Company has substantially completed Motel 168’s integration as of the third quarter of 2013 and will cease to present separate operating metrics and revenues for Motel 168 hotels in future reporting periods.

Third Quarter 2013 Operational and Revenues for Motel 168 Hotels

Operating Metrics

	3Q2013	2Q2013	3Q2012
Occupancy Rate	85.1%	82.1%	82.7%
Average Daily rate (ADR, RMB)	163	161	162
Revenue per Available Room (RevPAR, RMB)	139	132	134

Total Revenues

(RMB in Millions)
	3Q2013	3Q2012	V%
Total Revenues	429.1	398.9	7.6%
Leased-and-Operated Hotels	406.4	381.1	6.6%
Franchised-and-Managed Hotels	22.8	17.8	27.9%

Note: “V%” represents year-over-year change in percentage

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2012	September 30, 2013
	RMB ‘000	RMB ‘000	US$ ‘000
ASSETS
Current assets:
Cash and cash equivalents	663,156	1,038,500	169,690
Restricted cash	205,739	197,665	32,298
Accounts receivable, net	98,176	104,962	17,151
Receivables from related parties	6,818	5,676	927
Consumables	41,600	39,344	6,429
Prepayments and other current assets	172,534	154,859	25,304
Deferred tax assets	80,369	80,976	13,231

Total current assets	1,268,392	1,621,982	265,030

Investment in a jointly controlled entity	6,625	6,299	1,029
Property and equipment, net	3,846,835	3,923,068	641,024
Goodwill	2,254,631	2,254,631	368,404
Intangible assets, net	1,149,419	1,123,029	183,501
Other assets	117,350	75,943	12,409
Non-current deferred tax assets	310,762	372,665	60,893

Total assets	8,954,014	9,377,617	1,532,290

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2012	September 30, 2013
	RMB ‘000	RMB ‘000	US$ ‘000
LIABILITIES
Current liabilities:
Accounts payable	76,825	62,026	10,135
Payables to related parties	3,798	5,449	890
Short term loans	12,571	—	—
Finance lease liabilities	6,660	2,842	464
Salaries and welfare payable	215,569	233,244	38,112
Income tax payable	76,382	92,782	15,160
Other taxes payable	27,761	30,840	5,039
Deferred revenues	202,874	204,349	33,390
Other unpaid and accruals	165,886	193,508	31,619
Other payables	925,134	907,291	148,252
Deferred tax liability	29,439	44,507	7,272

Total current liabilities	1,742,899	1,776,838	290,333

Long term loans	735,404	719,316	117,535
Deferred rental	631,618	664,283	108,543
Deferred revenues	45,089	55,987	9,148
Finance lease liabilities	1,620	302	49
Deposits due to franchisees	91,462	108,982	17,808
Other long term payables	10,620	20,556	3,359
Unfavorable lease liabilities	370,548	345,857	56,513
Financial liabilities*	1,066,771	1,095,531	179,008
Deferred tax liabilities	288,321	281,219	45,951

Total liabilities	4,984,352	5,068,871	828,247

Commitments and contingencies

Shareholders’ equity

Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 91,672,320 and 93,545,510 shares issued and outstanding as of December 31, 2012 and September 30 2013, respectively)	3,574	3,632	593

Additional paid-in capital	2,802,905	2,951,394	482,254
Statutory reserves	158,417	158,417	25,885

Retained earnings	992,505	1,175,874	192,136

Total Home Inns shareholders’ equity	3,957,401	4,289,317	700,868

Noncontrolling interests	12,261	19,429	3,175

Total shareholders’ equity	3,969,662	4,308,746	704,043

Total liabilities and shareholders’ equity	8,954,014	9,377,617	1,532,290

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.1200 on September 30, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: Financial liabilities represent convertible notes measured at fair value.

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	September 30, 2012	June 30, 2013	September 30, 2013
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000
Revenues:
Leased-and-operated hotels	1,431,786	1,412,658	1,535,082	250,830
Franchised-and-managed hotels	166,624	189,252	204,078	33,346

Total revenues	1,598,410	1,601,910	1,739,160	284,176
Less: Business tax and related surcharges	(97,003)	(99,238)	(106,150)	(17,345)

Net revenues	1,501,407	1,502,672	1,633,010	266,831

Operating costs and expenses:
Leased-and-operated hotel costs – Rents and utilities	(496,559)	(491,097)	(533,571)	(87,185)
Personnel costs	(269,260)	(269,005)	(273,501)	(44,690)
Depreciation and amortization	(156,294)	(170,024)	(172,918)	(28,255)
Consumables, food and beverage	(96,555)	(89,198)	(89,792)	(14,672)
Others	(195,247)	(168,149)	(172,590)	(28,201)

Total leased-and-operated hotel costs	(1,213,915)	(1,187,473)	(1,242,372)	(203,003)

Personnel costs of Franchised-and-managed hotels	(45,046)	(42,347)	(54,120)	(8,843)
Sales and marketing expenses	(18,351)	(17,322)	(24,193)	(3,953)
General and administrative expenses	(77,850)	(76,653)	(86,745)	(14,174)

Total operating costs and expenses	(1,355,162)	(1,323,795)	(1,407,430)	(229,973)

Other income	7,742	1,224	1,272	208

Income from operations	153,987	180,101	226,852	37,066

Interest income	615	1,394	2,151	351
Interest expenses	(27,182)	(13,717)	(12,687)	(2,073)
Accelerated fee amortization on early extinguishment of Term Loan	—	(41,872)	—	—
(Loss)/gain from equity investment	(466)	(137)	84	14
(Loss)/gain on change in fair value of convertible notes	(26,765)	402	(57,275)	(9,359)
Non-operating income	11,044	9,334	19,019	3,109
Non-operating expenses	(7,818)	—	(1,000)	(163)
Foreign exchange (loss)/gain, net	(6,748)	25,124	8,576	1,401

Income before income tax expenses and noncontrolling interests	96,667	160,629	185,720	30,346

Income tax expense	(62,255)	(66,101)	(78,157)	(12,771)

Net income	34,412	94,528	107,563	17,575

Less:Net (income)/loss attributable to noncontrolling interests	(703)	223	440	72

Net income attributable to ordinary shareholders	33,709	94,751	108,003	17,647

Earnings per share
— Basic	0.37	1.03	1.16	0.19

— Diluted	0.37	0.84	1.16	0.19

Weighted average ordinary shares outstanding
— Basic	90,771	92,217	92,790	92,790

— Diluted	92,600	100,459	93,398	93,398

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	2,025	1,949	1,887	308
Personnel costs of Franchised-and-managed hotels	2,410	2,656	2,700	441
Sales and marketing expenses	407	354	343	56
General and administrative expenses	19,195	17,426	16,153	2,639

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.1200 on September 30, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2013
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(1,242,372)	71.4%	1,887	2,818	0.3%	(1,237,667)	71.2%
Personnel costs of Franchised-and-managed hotels	(54,120)	3.1%	2,700	—	0.2%	(51,420)	3.0%
Sales and marketing expenses	(24,193)	1.4%	343	—	0.0%	(23,850)	1.4%
General and administrative expenses	(86,745)	5.0%	16,153	335	0.9%	(70,257)	4.0%

Total operating costs and expenses	(1,407,430)	80.9%	21,083	3,153	1.4%	(1,383,194)	79.5%

Income from operations	226,852	13.0%	21,083	3,153	1.4%	251,088	14.4%

	Quarter Ended September 30, 2013
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	US$ ‘000		US$ ‘000	US$ ‘000		US$ ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(203,003)	71.4%	308	460	0.3%	(202,235)	71.2%
Personnel costs of Franchised-and-managed hotels	(8,843)	3.1%	441	—	0.2%	(8,402)	3.0%
Sales and marketing expenses	(3,953)	1.4%	56	—	0.0%	(3,897)	1.4%
General and administrative expenses	(14,174)	5.0%	2,639	55	0.9%	(11,480)	4.0%

Total operating costs and expenses	(229,973)	80.9%	3,445	515	1.4%	(226,013)	79.5%

Income from operations	37,066	13.0%	3,445	515	1.4%	41,026	14.4%

	Quarter Ended June 30, 2013
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(1,187,473)	74.1%	1,949	5,416	0.5%	(1,180,108)	73.7%
Personnel costs of Franchised-and-managed hotels	(42,347)	2.6%	2,656	—	0.2%	(39,691)	2.5%
Sales and marketing expenses	(17,322)	1.1%	354	—	0.0%	(16,968)	1.1%
General and administrative expenses	(76,653)	4.8%	17,426	317	1.1%	(58,910)	3.7%

Total operating costs and expenses	(1,323,795)	82.6%	22,385	5,733	1.8%	(1,295,677)	80.9%

Income from operations	180,101	11.2%	22,385	5,733	1.8%	208,219	13.0%

	Quarter Ended September 30, 2012
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(1,213,915)	75.9%	2,025	25,406	1.7%	(1,186,484)	74.2%
Personnel costs of Franchised-and-managed hotels	(45,046)	2.8%	2,410	—	0.2%	(42,636)	2.7%
Sales and marketing expenses	(18,351)	1.1%	407	—	0.0%	(17,944)	1.1%
General and administrative expenses	(77,850)	4.9%	19,195	1,224	1.3%	(57,431)	3.6%

Total operating costs and expenses	(1,355,162)	84.8%	24,037	26,630	3.2%	(1,304,495)	81.6%

Income from operations	153,987	9.6%	24,037	26,630	3.2%	204,654	12.8%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.1200 on September 30, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2012	June 30, 2013	September 30, 2013
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributable to ordinary shareholders (GAAP)	33,709	94,751	108,003	17,647
Foreign exchange loss/(gain), net	6,748	(25,124)	(8,576)	(1,401)
Share-based compensation	24,037	22,385	21,083	3,445
Integration cost	26,630	5,733	3,153	515
Interest expenses — Upfront fee amortization of term loans	10,126	—	—	—
Accelerated fee amortization on early extinguishment of Term Loan	—	41,872	—	—
Non-operating expenses— loss on change in fair value of interest swap transaction	7,818	468	—	—
Loss/(gain) on change in fair value of convertible notes	26,765	(402)	57,275	9,359

Adjusted net income attributable to ordinary shareholders (Non-GAAP)	135,833	139,683	180,938	29,565

	Quarter Ended
	September 30, 2012	June 30, 2013	September 30, 2013
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings per share (GAAP)
— Basic	0.37	1.03	1.16	0.19

— Diluted	0.37	0.84	1.16	0.19

Weighted average ordinary shares outstanding
— Basic	90,771	92,217	92,790	92,790

— Diluted	92,600	100,459	93,398	93,398

Adjusted earnings per share (Non-GAAP)
— Basic	1.50	1.51	1.95	0.32

— Diluted	1.47	1.45	1.85	0.30

Weighted average ordinary shares outstanding
— Basic	90,771	92,217	92,790	92,790

— Diluted	92,600	100,459	100,852	100,852

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.1200 on September 30, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The non-GAAP adjustment items do not include the tax impact.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2012	June 30, 2013	September 30, 2013
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributable to ordinary shareholders	33,709	94,751	108,003	17,647
Interest income	(615)	(1,394)	(2,151)	(351)
Interest expenses	27,182	13,717	12,687	2,073
Income tax expense	62,255	66,101	78,157	12,771
Depreciation and amortization	161,006	175,496	178,001	29,085

EBITDA (Non-GAAP)	283,537	348,671	374,697	61,225

Foreign exchange loss/(gain), net	6,748	(25,124)	(8,576)	(1,401)
Share-based compensation	24,037	22,385	21,083	3,445
Accelerated fee amortization on early extinguishment of Term Loan	—	41,872	—	—
Integration cost	26,630	5,733	3,153	515
Non-operating expenses— loss on change in fair value of interest swap transaction	7,818	468	—	—
Loss/(gain) on change in fair value of convertible notes	26,765	(402)	57,275	9,359

Adjusted EBITDA (Non-GAAP)	375,535	393,603	447,632	73,143

%of total revenue	23.5%	24.6%	25.7%	25.7%

Note 1: The “Depreciation and amortization expense” includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in “Operating costs and expenses”.

The depreciation and amortization expenses of administrative long-term assets are included in “General and administrative expenses”.

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	September 30, 2012			June 30, 2013			September 30, 2013
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	1,682	321	1,361	1,953	341	1,612	2,051	355	1,696
Leased-and-operated hotels	770	146	624	834	154	680	852	156	696
Franchised-and-managed hotels	912	175	737	1,119	187	932	1,199	199	1,000

Total rooms	204,678	48,619	156,059	232,905	49,637	183,268	243,459	50,874	192,585

Occupancy rate (as a percentage)	90.3%	82.7%	92.7%	87.0%	82.1%	88.3%	89.4%	85.1%	90.5%

Average daily rate (in RMB)	174	162	177	167	161	168	173	163	175

RevPAR (in RMB)	157	134	164	145	132	149	154	139	159

Like-for-like performance for hotels opened for at least 18 months during the current quarter
	As of and for the quarter ended
	September 30, 2012			September 30, 2013
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	1,465	322	1,143	1,465	322	1,143
Leased-and-operated hotels	718	170	548	719	171	548
Franchised-and-managed hotels	747	152	595	746	151	595
Total rooms	176,534	45,295	131,239	175,778	44,077	131,701
Occupancy rate (as a percentage)	92.7%	83.9%	95.8%	92.1%	86.5%	94.0%
Average daily rate (in RMB)	175	165	179	175	164	179
RevPAR (in RMB)	162	138	171	161	142	168

One Motel 168 Franchised-and-managed hotel was legally converted into Leased-and-operated hotels in 2012.

*	“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.

The operating data of multi-brand conversion hotels were included in “Motel 168”.